================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 12)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                   87927W10
      (Title of class of securities)                       (CUSIP number)

                           Alexander Rosenzweig, Esq.
                     Vice President and Chief Legal Officer
                           Pirelli North America, Inc.
                              246 Stoneridge Drive
                                    Suite 400
                         Columbia, South Carolina 29210
                                 (803) 951-1040

                                 With a copy to:

                              Ellen J. Odoner, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                   May 9, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

NY2:\1155454\07\_RJY07!.DOC\67793.0060

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                  Page 2 of 17
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                  2,891,656,682
        OWNED BY                                                                                           (See Item 5)

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                     0

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,891,656,682
                                                                                                           (See Item 5)

------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,891,656,682
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       54.96%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                  Page 3 of 17
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         Olimpia S.p.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                    See Item 5
        OWNED BY

          EACH              -------------------     --------------------------------------------------------------------------------
       REPORTING                    9               SOLE DISPOSITIVE POWER:                                     0

      PERSON WITH
                            -------------------     -------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                               See Item 5


------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                        See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                    [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     See Item 5
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                  This Amendment No. 12 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A., a company incorporated under the laws of the Republic of Italy ("Pirelli"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy (the "Purchaser"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli, the Purchaser, Edizione Holding, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and the Purchaser in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and the Purchaser are responsible solely for the information contained in their separate filing, except that information contained in the Statement on
Schedule 13D concerning any director or officer of the Purchaser nominated by Edizione Holding, UCI or BCI has been provided by the nominating person.

Item 2.  Identity and Background
         -----------------------

                  On May 9, 2002, each of Mr. Gilberto Benetton and Mr. Massimo Moratti was elected to the Board of Directors of Pirelli. On November 5, 2001, Mr. Francesco Gori was appointed General Manager, Tyres Sector of Pirelli (and Mr. Giovanni Ferrario, who was reported in Amendment No. 6 to the Statement on
Schedule 13D to have held that position, was appointed General Manager of Pirelli). In addition, on September 10, 2001, Mr. Claudio De Conto was appointed General Manager, Administration and Control of Pirelli. The business address, citizenship, present principal occupation or employment (and name, principal business and address of any corporation or organization at which such employment is conducted) of each of Messrs. Benetton, Moratti, Gori and De Conto are set forth on Schedule 1.

                  During the past five years, to the knowledge of the Purchaser and Pirelli, none of Messrs. Benetton, Moratti, Gori and De Conto has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a)-(b) The information set forth below has been provided to the Purchaser and Pirelli by the relevant individuals:

                  Dr. Lino Benassi, a director of the Purchaser, is the beneficial owner of 1,450 Telecom Italia Shares, representing less than 0.1% of the total number of securities of that class. Dr. Benassi has sole power to vote, direct the voting of, dispose of and direct the disposition of all such Telecom Italia Shares.

                  Mr. Carlo De Benedetti, a director of Pirelli, beneficially owns 2,000,400 Warrants on Olivetti ex Tecnost ordinary shares 1999-2004 (the "Tecnost Warrants"). The Tecnost Warrants are exercisable for Olivetti Shares at any time until June 20, 1994 at an exchange ratio of 25 Tecnost Warrants for 28 Olivetti Shares. The exercise price per Olivetti Share is euro 2.8 (increasing at a rate of 15% per annum from August 20, 1999). If all such Tecnost Warrants are exercised, Mr. De Benedetti would beneficially own an aggregate of 2,240,045 Olivetti Shares, representing less than 0.1% of the total number of securities of that class. Mr. De Benedetti has shared power to dispose of all such Tecnost Warrants with Romed S.p.A., a company controlled by Mr. De Benedetti.

                  Mr. Claudio De Conto, an executive officer of Pirelli, is the beneficial owner of 1,100 Telecom Italia Shares, representing less than 0.1% of the total number of securities of that class. Mr. De Conto has sole power to vote and dispose of all such Telecom Italia Shares.

                  Dr. Alberto Pirelli, a director of each of the Purchaser, Pirelli and Pirelli & C., is the beneficial owner of 550 Telecom Italia Shares, representing less than 0.1% of the total number of securities of that class. Dr. Pirelli has sole power to vote and dispose of all such Telecom Italia Shares.

                  (c) Information as to transactions in Olivetti Shares or Telecom Italia Shares by directors or executive officers of Pirelli, Pirelli-Lux, Pirelli & C. and the Purchaser is set forth on Schedule 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
           ----------------------------------------

                  Information as to certain put, call and securities loan arrangements of companies controlled by Mr. Carlo De Benedetti, a director of Pirelli, with respect to the securities of Telecom Italia and Olivetti is set forth on Schedule 3.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    August 1, 2002

                         PIRELLI S.p.A.


                         By:     /s/ Anna Chiara Svelto
                             ------------------------------------
                              Name:  Anna Chiara Svelto
                              Title: Attorney-in-fact





                         OLIMPIA S.p.A.


                         By:     /s/ Luciano Gobbi
                             ------------------------------------
                              Name:  Luciano Gobbi
                              Title: Director and Attorney-in-fact

                                   SCHEDULE I

          Additional Directors And Executive Officers of Pirelli S.p.A.
          -------------------------------------------------------------

The business address of each person listed below is c/o Pirelli S.p.A., Viale Sarca 222, 20126 Milan, Italy.

------------------------------------- -------------------- -------------------------- --------------------------------
                                                                POSITIONS WITH         PRESENT PRINCIPAL OCCUPATION
                NAME                      CITIZENSHIP           PIRELLI S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Gilberto Benetton                     Italian              Director                   Chairman, Edizione Holding
                                                                                      S.p.A. (the parent of one of
                                                                                      the other shareholders of the
                                                                                      Purchaser); Chairman, Ragione
                                                                                      S.a.p.a. di Gilberto Benetton
                                                                                      e C.; Deputy Chairman,
                                                                                      Olivetti; and Deputy Chairman,
                                                                                      Telecom Italia.
------------------------------------- -------------------- -------------------------- --------------------------------
Massimo Moratti                       Italian              Director                   Entrepeneur
------------------------------------- -------------------- -------------------------- --------------------------------
Francesco Gori                        Italian              General Manager, Tyres     General Manager, Tyres Sector,
                                                           Sector                     Pirelli S.p.A.
------------------------------------- -------------------- -------------------------- --------------------------------
Claudio De Conto                      Italian              General Manager,           General Manager,
                                                           Administration and         Administration and Control,
                                                           Control                    Pirelli S.p.A.
-----------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE II

The following table describes, to the knowledge of the Purchaser and Pirelli, all transactions in Olivetti Shares and Telecom Italia Shares that were effected by each of the directors and executive officers of the Purchaser, Pirelli, Pirelli-Lux and Pirelli & C. since the date 60 days prior to the date on which the Initial Statement on Schedule 13D was filed (or any later date on which such director or executive officer first became such with respect to the Purchaser, Pirelli, Pirelli-Lux or Pirelli & C., as applicable). The information concerning such transactions has been provided by the relevant individuals.

------------------------ --------------- ----------------- --------------- ------------- -----------------------------
         Name             Transaction        Security        Number of      Price Per     Where and How Transaction
                              Date                           Securities    Security1               Effected
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
Giovanni Ferrario        6/26/01         Olivetti Shares   42,000          1.93          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/27/01         Olivetti Shares   24,250          1.98          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/10/01         Olivetti Shares    56,500         2.17          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/30/01         Olivetti Shares    42,250         2.04          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/31/01         Olivetti Shares   16,000          2.00          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         8/30/01         Olivetti Shares   64,500          1.74          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------

------------------------ --------------- ----------------- --------------- ------------- -----------------------------
Alberto Pirelli          10/25/01        Olivetti Shares   15,750          1.28          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         10/25/01        Telecom Italia    1,000           9.20          Italian Stock Exchange
                                         Shares                                          (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         11/15/01        Olivetti Shares   15,750          1.13          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         11/15/01        Telecom Italia    1,000           8.97          Italian Stock Exchange
                                         Shares                                          (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------

----------------
1 Prices are denominated in Euros, and exclude commissions and fees.


                                       8

------------------------ --------------- ----------------- --------------- ------------- -----------------------------
         Name             Transaction        Security        Number of      Price Per     Where and How Transaction
                              Date                           Securities    Security1               Effected
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         11/20/01        Telecom Italia    550             9.74          Italian Stock Exchange
                                         Shares                                          (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------

------------------------ --------------- ----------------- --------------- ------------- -----------------------------
Carlo De Benedetti*      6/27/01         Telecom Italia    150,000         9.99          Italian Stock Exchange
                                         Shares                                          (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/27/01         Telecom Italia    150,000         9.50          Italian Stock Exchange
                                         Shares                                          (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         12/05/01        Olivetti Shares   500,000         1.37          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         12/13/01        Olivetti Shares   21,848          1.24          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         12/21/01        Olivetti Shares   592,250         1.41          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         12/27/02        Olivetti Shares   109             1.42          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         1/03/02         Olivetti Shares   41              1.44          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         1/18/02         Olivetti Shares   1,070,552       1.24          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         1/30/02         Telecom Italia    150,000         9.25          Italian Stock Exchange
                                         Shares                                          (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         1/30/02         Telecom Italia    150,000         9.25          Italian Stock Exchange
                                         Shares                                          (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         2/27/02         Telecom Italia    150,000         9.26          Italian Stock Exchange
                                         Shares                                          (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         2/27/02         Telecom Italia    150,000         9.26          Italian Stock Exchange
                                         Shares                                          (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         3/19/02         Tecnost Warrants  2,000,400       0.19          Private sale to Romed SpA
------------------------ --------------- ----------------- --------------- ------------- -----------------------------

----------
* The following transactions were effected by Romed International S.A., a company controlled by Mr. De Benedetti.


                                       9

------------------------ --------------- ----------------- --------------- ------------- -----------------------------
         Name             Transaction        Security        Number of      Price Per     Where and How Transaction
                              Date                           Securities    Security1               Effected
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         3/27/02         Telecom Italia    150,000         9.70          Italian Stock Exchange
                                         Shares                                          (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         3/27/02         Telecom Italia    150,000         9.70          Italian Stock Exchange
                                         Shares                                          (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         4/29/02         Telecom Italia    150,000         8.80          Italian Stock Exchange
                                         Shares                                          (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         4/29/02         Telecom Italia    150,000         8.31          Italian Stock Exchange
                                         Shares                                          (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------

------------------------ --------------- ----------------- --------------- ------------- -----------------------------
Carlo De Benedetti**     3/19/02         Tecnost Warrants  2,000,400       0.19          Private purchase from Romed
                                                                                         International SpA
------------------------ --------------- ----------------- --------------- ------------- -----------------------------

------------------------ --------------- ----------------- --------------- ------------- -----------------------------
Carlo De Benedetti***    6/15/01         Olivetti Shares   100,000         2.01          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/25/01         Olivetti Shares   750,000         1.92          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/26/01         Olivetti Shares   250,000         1.91          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/27/01         Olivetti Shares   500,000         2.00          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/28/01         Olivetti Shares   500,000         2.04          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/29/01         Olivetti Shares   250,000         2.11          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/2/01          Olivetti Shares   1,000,000       2.18          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------

----------
** This transaction was effected by Romed S.p.A., a company controlled by Mr. De
Benedetti.

*** The following transactions were effected by Compagnia Finanziara De
Benedetti S.p.A., a company controlled by Mr. De Benedetti.


                                       10

------------------------ --------------- ----------------- --------------- ------------- -----------------------------
         Name             Transaction        Security        Number of      Price Per     Where and How Transaction
                              Date                           Securities    Security1               Effected
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/3/01          Olivetti Shares   750,000         2.25          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/27/01         Olivetti Shares   500,000         2.30          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/30/01         Olivetti Shares   2,000,000       2.01          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/31/01         Olivetti Shares   500,000         2.00          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/31/01         Olivetti Shares   500,000         1.90          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------

------------------------ --------------- ----------------- --------------- ------------- -----------------------------
Carlo De Benedetti****   6/07/01         Olivetti Shares   120,000         2.10          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/15/01         Olivetti Shares   1,620,000       2.02          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/25/01         Olivetti Shares   1,750,000       1.92          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/26/01         Olivetti Shares   500,000         1.91          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/27/01         Olivetti Shares   750,000         2.00          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/27/01         Olivetti Shares   4,000,000       2.00          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/28/01         Olivetti Shares   1,500,000       2.02          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/28/01         Olivetti Shares   1,500,000       2.04          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         6/29/01         Olivetti Shares   500,000         2.11          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------


----------
**** The following transactions were effected by Compagnie Industriale Riunite
S.p.A., a company controlled by Mr. De Benedetti.

                                       11

------------------------ --------------- ----------------- --------------- ------------- -----------------------------
         Name             Transaction        Security        Number of      Price Per     Where and How Transaction
                              Date                           Securities    Security1               Effected
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/02/01         Olivetti Shares   2,500,000       2.15          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/02/01         Olivetti Shares   2,000,000       2.18          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/03/01         Olivetti Shares   1,000,000       2.21          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/03/01         Olivetti Shares   1,000,000       2.20          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/25/01         Olivetti Shares   9,000,000       2.20          Italian Stock Exchange
                                                                                         (purchase)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------
                         7/27/01         Olivetti Shares   1,000,000       2.30          Italian Stock Exchange
                                                                                         (sale)
------------------------ --------------- ----------------- --------------- ------------- -----------------------------

                                  SCHEDULE III

The following table sets forth information provided to the Purchaser and Pirelli by Mr. Carlo De Benedetti, a director of Pirelli, concerning put, call and securities loan arrangements with respect to the securities of Telecom Italia and Olivetti that were entered into since the date 60 days prior to the date on which the Initial Statement on Schedule 13D was filed. Each of the transactions described was effected over the Italian Stock Exchange; accordingly, the identity of the counterparty is not known. All prices are denominated in Euros and exclude any applicable commissions and fees.

(a) The following transactions were effected by Romed International S.A., a company controlled by Mr. De Benedetti:

-----------------------------------------------------------------------------------------------------------
Olivetti Shares
-----------------------------------------------------------------------------------------------------------
Transaction Date   Nature of Transaction      Option         Number of      Exercise/Maturity     Price
                                          Exercise Price     Underlying            Date
                                                             Securities
-----------------------------------------------------------------------------------------------------------
     6/01/01            Put Option               2             2,000,000         7/20/01         0.08145
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     6/01/01            Call Option             2.2              500,000         7/20/01         0.07665
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/01/01            Call Option             2.1            1,000,000         7/20/01          0.1225
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/05/01            Put Option               2               750,000         7/20/01         0.07333
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     6/08/01            Put Option               2             1,000,000         9/21/01           0.13
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     6/08/01            Call Option             2.2            1,000,000         9/21/01           0.13
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/25/01            Put Option             1.85              500,000         9/21/01          0.116
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     6/25/01            Call Option              2               500,000         9/21/01          0.134
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/26/01            Call Option              2               250,000         9/21/01           0.14
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/26/01            Put Option             1.85              250,000         9/21/01           0.11
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     7/13/01            Call Option             2.3              500,000         9/21/01          0.1131
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     7/17/01            Call Option             2.3              250,000         9/21/01          0.112
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     7/19/01            Call Option             2.3            1,000,000         9/21/01         0.10125
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     7/26/01            Call Option             2.4              100,000         9/21/01          0.103
                          (Sale)
-----------------------------------------------------------------------------------------------------------


                                       13

-----------------------------------------------------------------------------------------------------------
Olivetti Shares
-----------------------------------------------------------------------------------------------------------
Transaction Date   Nature of Transaction      Option         Number of      Exercise/Maturity     Price
                                          Exercise Price     Underlying            Date
                                                             Securities
-----------------------------------------------------------------------------------------------------------
     7/26/01            Call Option             2.4              400,000         9/21/01           0.1
                          (Sale)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Telecom Italia Shares
-----------------------------------------------------------------------------------------------------------
Transaction Date   Nature of Transaction      Option         Number of      Exercise/Maturity     Price
                                          Exercise Price     Underlying            Date
                                                             Securities
-----------------------------------------------------------------------------------------------------------
     6/27/01          Securities Loan                            150,000         7/31/01           9.99
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     6/27/01          Securities Loan                            150,000         6/28/01           9.99
                        (Borrowing)
-----------------------------------------------------------------------------------------------------------
     7/25/01          Securities Loan                            150,000         7/31/01          10.37
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/25/01          Securities Loan                            150,000         8/31/01          10.37
                        (Borrowing)
-----------------------------------------------------------------------------------------------------------

(b)      The following transactions were effected by Compagnia Finanziara De
         Benedetti S.p.A., a company controlled by Mr. De Benedetti:

-----------------------------------------------------------------------------------------------------------
Olivetti Shares
-----------------------------------------------------------------------------------------------------------
Transaction Date   Nature of Transaction      Option         Number of      Exercise/Maturity     Price
                                          Exercise Price     Underlying            Date
                                                             Securities
-----------------------------------------------------------------------------------------------------------
     6/07/01            Call Option             2.2          500,000             9/21/01           0.13
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/07/01            Put Option               2           500,000             9/21/01           0.13
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     6/07/01            Put Option               2          1,000,000            9/21/01           0.13
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     6/07/01            Call Option             2.2         1,000,000            9/21/01           0.13
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/15/01            Call Option             2.1         1,000,000            8/17/01          0.075
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/15/01            Put Option              2.1         1,000,000            8/17/01           0.16
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     6/27/01          Securities Loan                       2,000,000            6/28/01            2
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     6/27/01          Securities Loan                       2,000,000            7/31/01            2
                        (Borrowing)
-----------------------------------------------------------------------------------------------------------


                                       14

-----------------------------------------------------------------------------------------------------------
Olivetti Shares
-----------------------------------------------------------------------------------------------------------
Transaction Date   Nature of Transaction      Option         Number of      Exercise/Maturity     Price
                                          Exercise Price     Underlying            Date
                                                             Securities
-----------------------------------------------------------------------------------------------------------
     6/28/01          Securities Loan                        500,000              7/3/01           2.02
                        (Borrowing)
-----------------------------------------------------------------------------------------------------------
     6/28/01          Securities Loan                        500,000             7/31/01           2.02
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/02/01          Securities Loan                       1,250,000             7/4/01           2.15
                        (Borrowing)
-----------------------------------------------------------------------------------------------------------
     7/02/01          Securities Loan                       1,250,000            7/31/01           2.15
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/03/01          Securities Loan                        750,000              7/6/01           2.2
                        (Borrowing)
-----------------------------------------------------------------------------------------------------------
     7/03/01          Securities Loan                        750,000             7/31/01           2.2
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/04/01            Call Option             2.2         1,000,000            8/17/01           0.1
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     7/04/01            Put Option              2.2         1,000,000            8/17/01           0.11
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     7/25/01          Securities Loan                       4,500,000            7/31/01           2.2
                        (Borrowing)
-----------------------------------------------------------------------------------------------------------
     7/25/01          Securities Loan                       4,500,000            8/31/01           2.2
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/25/01            Call Option             2.3          500,000             10/19/01          0.11
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     7/25/01            Put Option              2.3          500,000             10/19/01          0.19
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     7/31/01          Securities Loan                       2,000,000            8/31/01            2
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/31/01          Securities Loan                       2,000,000             8/2/01            2
                        (Borrowing)
-----------------------------------------------------------------------------------------------------------
     7/31/01          Securities Loan                        500,000              8/1/01            2
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/31/01          Securities Loan                        500,000             8/31/01            2
                        (Borrowing)
-----------------------------------------------------------------------------------------------------------
     7/31/01          Securities Loan                        500,000             8/31/01            2
                          (Loan)
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
Telecom Italia Savings Shares
-----------------------------------------------------------------------------------------------------------
Transaction Date   Nature of Transaction      Option         Number of      Exercise/Maturity     Price
                                          Exercise Price     Underlying            Date
                                                             Securities
-----------------------------------------------------------------------------------------------------------
     7/19/01            Call Option             5.6          750,000             9/21/01           0.28
                          (Sale)
-----------------------------------------------------------------------------------------------------------


                                       15

-----------------------------------------------------------------------------------------------------------
Telecom Italia Savings Shares
-----------------------------------------------------------------------------------------------------------
Transaction Date   Nature of Transaction      Option         Number of      Exercise/Maturity     Price
                                          Exercise Price     Underlying            Date
                                                             Securities
-----------------------------------------------------------------------------------------------------------
     7/19/01            Put Option              5.6          750,000             9/21/01          0.235
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     3/13/02            Put Option              5.8         1,000,000              6/02            0.28
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     3/28/02            Call Option             6.2          500,000               6/02            0.24
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     3/28/02            Put Option              6.2          500,000               6/02            0.38
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     4/25/02            Call Option             5.8          500,000               6/02            0.26
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     4/25/02            Put Option              5.6          500,000               6/02            0.23
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     5/09/02            Call Option             5.8          500,000               6/02            0.26
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     5/09/02            Put Option              5.8          500,000               6/02            0.34
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     5/09/02            Call Option             6.0          500,000               6/02            0.44
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     5/09/02            Put Option              6.0          500,000               6/02            0.11
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     5/16/02            Put Option              5.9          500,000               6/02            0.40
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     5/16/02            Call Option             5.9          500,000               6/02            0.10
                          (Sale)
-----------------------------------------------------------------------------------------------------------

(c)      The following transactions were effected by Compagnie Industriale
         Riunite S.p.A., a company controlled by Mr. De Benedetti:

-----------------------------------------------------------------------------------------------------------
Olivetti Shares
-----------------------------------------------------------------------------------------------------------
Transaction Date   Nature of Transaction      Option         Number of      Exercise/Maturity     Price
                                          Exercise Price     Underlying            Date
                                                             Securities
-----------------------------------------------------------------------------------------------------------
     6/08/01            Call Option             2.2          500,000             9/21/01           0.13
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/08/01            Put Option               2           500,000             9/21/01           0.13
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     6/08/01            Call Option             2.2         1,000,000            9/21/01           0.13
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/08/01            Put Option               2          1,000,000            9/21/01           0.13
                        (Purchase)
-----------------------------------------------------------------------------------------------------------
     6/15/01            Call Option             2.1         2,000,000            8/17/01          0.075
                          (Sale)
-----------------------------------------------------------------------------------------------------------


                                       16

-----------------------------------------------------------------------------------------------------------
Olivetti Shares
-----------------------------------------------------------------------------------------------------------
Transaction Date   Nature of Transaction      Option         Number of      Exercise/Maturity     Price
                                          Exercise Price     Underlying            Date
                                                             Securities
-----------------------------------------------------------------------------------------------------------
     6/15/01            Put Option              2.1         2,000,000            8/17/01           0.16
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     6/27/01          Securities Loan            2          4,000,000            7/31/01
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     6/28/01          Securities Loan          2.02         1,500,000            7/31/01
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/2/01           Securities Loan          2.15         2,500,000            7/31/01
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/3/01           Securities Loan           2.2         1,000,000            7/31/01
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/4/01             Put Option              2.2         2,000,000            8/17/01           0.11
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     7/4/01             Call Option             2.2         2,000,000            8/17/01           0.10
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     7/25/01          Securities Loan           2.2         9,000,000            8/31/01
                          (Loan)
-----------------------------------------------------------------------------------------------------------
     7/25/01            Call Option             2.4         1,000,000            10/19/01          0.11
                          (Sale)
-----------------------------------------------------------------------------------------------------------
     7/25/01            Put Option              2.2         1,000,000            10/19/01          0.19
                          (Sale)
-----------------------------------------------------------------------------------------------------------







                                       17